Exhibit 4.33

STATEMENT OF EXECUTIVE COMPENSATION

a.	General

The following information about WBM Capital Corp. (the “Company”) is presented in accordance with Form 51-102F6V which prescribes the disclosure requirements in respect of the compensation of NEOs (as defined below) and directors of reporting issuers. For the purposes of this form:

“NEO” or “named executive officer” means each of the following individuals:

1.	each individual who served as chief executive officer (“CEO”) of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year;

2.	each individual who served as chief financial officer (“CFO”) of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year;

3.	the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than C$150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year; and

4.	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

Information disclosed herein in respect of NEOs is for the Company as of October 31, 2025. For the purposes of this Statement of Executive Compensation, the Company’s only NEO was Carlo Rigillo (CEO & CFO).

b.	Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company and its subsidiaries, excluding compensation securities, to each NEO and director, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for service provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof, for the periods indicated:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Carlo Rigillo CEO, CFO & Director	2025 2024	6,260 61,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	6,260 61,000
Dennis Beker Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Fraser W. Hartley Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Thomas Hearne(1) Former CEO & Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Zachary Goldenberg(2) Former Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
David Wang(3) Former Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Neil Duffy(4) Former Director	2025 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes

(1)	Thomas Hearne was a director and CEO of the Company from January 4, 2022 – December 15, 2023.

(2)	Zachary Goldenberg resigned as a director of the Company on December 15, 2023.

(3)	David Wang resigned as a director of the Company on December 15, 2023.

(4)	Neil Duffy resigned as a director of the Company on December 15, 2023.

c.	Stock Options and Other Compensation Securities

No incentive options (“Options”) or other convertible securities were granted to NEOs and/or directors during the financial year ended October 31, 2025, pursuant to the Company’s stock option plan (the “Stock Option Plan”) for services provided, directly or indirectly, to the Company.

d.	Exercise of Compensation Securities by Directors and NEOs

No compensation securities were exercised by directors or NEOs during the financial year ended October 31, 2025.

e.	Stock option plans and other incentive plans

The Stock Option Plan was approved by shareholders at the annual and special meeting of the Company held on September 26, 2008. The Stock Option Plan was amended by shareholders at the annual and special meeting of the Company on September 15, 2021 to allow for up to a fixed number of options equal to 20% of the outstanding common shares (the “Common Shares”) of the Company. The Stock Option Plan provides that the board of directors of the Company (the “Board”) may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company, or any subsidiary of the Company, the option to purchase Common Shares. Currently, the Stock Option Plan provides for a fixed maximum limit of 20% of the outstanding Common Shares.

Additionally, under the Stock Option Plan, the number of Common Shares reserved for any one person may not exceed 5% of the outstanding Common Shares. The Board determines the price per Common Share and the number of Common Shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Canadian Securities Exchange (the “CSE”). The exercise price per Common Share set by the Board is subject to minimum pricing restrictions set by the CSE. Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period.

Options under the Stock Option Plan are non-assignable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the Option shall be limited to the number of Common Shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other Common Shares. Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

f.	Employment, consulting and management agreements

Carlo Rigillo, CEO, CFO & Director

During the period from December 27, 2023 – April 30, 2024, the Company entered into a consulting contract with Caro Rigillo for his services as CEO, CFO, and director. Pursuant to the consulting agreement, Mr. Rigillo was paid an engagement fee of $40,000 (plus HST) and a monthly fee of $5,000 (plus HST). The Company could terminate Carlo Rigillo for cause, and Carlo Rigillo could terminate the contract with three months written notice.

Thomas Hearne, Former CEO & Director

The Company had entered into an employment agreement with Thomas Hearne, for services rendered to the Company, whereby he was compensated at the rate of $240,000 annually. If such agreement was terminated by the Company without cause, Mr. Hearne was entitled to (i) any accrued but unpaid wages and any accrued but unused vacation pay, (ii) a continuation of the Company’s contribution to Mr. Hearne’s benefits for the period required under the Employment Standards Act (Ontario), (iii) any declared but unpaid bonus, (iv) a reimbursement of any unreimbursed business expenses properly incurred by Mr. Hearne and (v) a lump sum cash payment equal to twelve months of Mr. Hearne’s salary. In the event of a change of control of the Company, all unvested restricted share units and Options granted to Mr. Hearne were to immediately vest.

g.	Oversight and description of director and named executive officer compensation

The Board makes all compensation decisions for the NEOs and directors. Decisions regarding the compensation of other employees are made by the CEO. The Board does not use formal criteria to determine compensation. Options under the Stock Option Plan are awarded to executive officers by the Board based upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives. Previous grants of Options to a particular individual are taken into account when considering future grants of Options to that particular individual.

The executive compensation program is designed to encourage, compensate and reward employees and senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The Board reviews the proxy materials of companies they consider to be peers of the Company to get a sense of the compensation paid by such companies to their NEO’s (as defined herein) and thereby the current marketplace norms for such compensation. The Board uses their own experience and familiarity with the industry and the activities of companies within it to determine those companies that they believe are the peers to the Company. The companies considered to be peers of the Company can vary from year to year, depending primarily upon the activities of companies in the industry. The Board considers the implications of the risks associated with the Company’s compensation policies and practices and monitors outcomes to minimize activities which are considered to be inappropriate or excessive risks.

Total compensation is not tied to one or more performance criteria or goals. The Board reviews the Company’s compensation philosophy to determine if its compensation practices are current, competitive and aligned with the Company’s expanded strategy. In connection with this review, the independent directors assist the Board in determining the objectives of the Company’s compensation program and the elements of executive compensation, and in evaluating the performance and compensation of the executive officers of the Company.

h.	Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.